FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

INNEXUS BIOTECHNOLOGY INC.

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

INNEXUS BIOTECHNOLOGY, INC. CONSOLIDATED BALANCE SHEETS (Unaudited, Prepared by Management) March 31, 2005 and June 30, 2004

ASSETS
March 31, 2005		June 30, 2004
		(Audited)
CURRENT ASSETS
Cash	$234,035	$427,220
Accounts Receivable and prepaid expenses	44,058	62,468
	278,093	489,688

EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 6)	189,816	35,152

INVESTMENTS (Note 5)	266,667	266,667

TECHNOLOGY RIGHTS (Note 7)	447,674	211,260

	$1,182,250	$1,002,766

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$7,153	$62,634
Due to related parties (Note 8)	(8,164)	21,636
Current portion of due to ImmPheron Inc. (Note 7)	178,900	53,900
	177,889	138,170

DUE TO IMMPHERON, INC. (Note 7)	26,870	53,820

SHAREHOLDERS’ EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 9):
Common Shares	3,983,893	2,741,546
Exchangeable preferred shares	343,276	218,276
Contributed surplus – stock options	268,198	129,791
Deficit accumulated during the development stage	(3,617,876)	(2,278,837)
	977,491	810,776

	$1,182,250	$1,002,766

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS
“Alton C. Morgan”
Director – Alton C. Morgan

“Stuart W. Rogers”
Director – Stuart W. Rogers

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited, Prepared by Management) For the three and nine month periods ended March 31, 2005 and 2004
	Three months ended March 31, 2005	Three months Ended March 31, 2004	Nine months ended March 31, 2005	Nine months ended March 31, 2004

REVENUE
Licensing income	$ -	$ -	$ -	$ 266,667
Interest income	3,029	478	3,712	1,105

	3,029	478	3,712	267,772

EXPENSES
Amortization	39,732	13,525	91,874	40,575
Automobile	5,325	1,764	10,836	7,517
Bank charges and interest	182	484	716	1,578
Consulting fees	136,310	78,879	313,881	197,152
Legal and accounting	24,370	8,039	80,190	57,395
Management fees	15,000	15,000	45,000	45,000
Meals and entertainment	59	152	1,759	2,369
Office and administration	19,429	10,139	70,501	27,473
Rent	1,500	1,500	4,500	4,243
Research consulting fees:
Related parties	20,250	19,912	57,657	60,353
ImmPheron, Inc.	101,687	82,137	289,694	168,134
Others	7,327	8,668	20,244	28,501
Stock based compensation	-	13,242	138,407	79,924
Telephone	10,061	3,154	21,435	8,226
Transfer agent and filing fees	2,828	5,077	15,713	20,025
Travel	82,872	18,544	182,414	36,098
	466,932	280,216	1,344,821	784,745

LOSS BEFORE THE UNDERNOTED	(463,903)	(279,738)	(1,341,109)	(516,973)

FOREIGN EXCHANGE GAIN	300	579	2,070	579

LOSS FOR THE PERIOD	(463,603)	(279,159)	(1,339,039)	(516,394)

DEFICIT, BEGINNING OF PERIOD	(3,154,273)	(1,590,159)	(2,278,837)	(1,352,924)

DEFICIT, END OF PERIOD	(3,617,876)	$ (1,869,318)	(3,617,876)	$ (1,869,318)

BASIC AND DILUTED LOSS PER SHARE	(0.021)	$(0.017)	(0.061)	$(0.032)

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited, Prepared by Management) For the three and nine month periods ended March 31, 2005 and 2004
	Three months ended March 31, 2005	Three months ended March 31, 2004	Nine months ended March 31, 2005	Nine months ended March 31, 2004

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Earnings (loss) for the period	(463,603)	$ (279,159)	(1,339,039)	(516,394)
Items not involving cash:
Amortization	39,732	13,525	91,874	40,575
Accrued interest expense	-	-	-	-
Investments	-	-	-	(266,667)
Stock based compensation	-	13,242	138,407	79,924
Net change in non-cash working capital items:
Accounts receivable and prepaid expenses	10,042	4,684	18,409	3,119
Accounts payable and accrued liabilities	(25,553)	(55,219)	(55,480)	(78,522)
Current portion of long-term debt	(25,000)	-	125,000	-
	(464,382)	(302,927)	(1,020,829)	(737,965)

INVESTMENTS:
Technology rights	-	-	(62,483)	-
Acquisition of equipment	(164,890)	(3,886)	(170,470)	(3,886)
	(164,890)	(3,886)	(232,953)	(3,886)

FINANCING:
Due to related parties	(12,669)	(66,796)	(29,800)	7,220
Loans payable to ImmPheron	-	(26,950)	(26,950)	(26,950)
Advances on private placement	-	(405,300)	-	-
Shares issued for cash	211,027	659,443	1,117,347	710,443
	198,358	160,397	1,060,597	690,713

INCREASE (DECREASE) IN CASH	(430,914)	(146,416)	(193,185)	(51,138)

CASH, BEGINNING OF PERIOD	664,949	404,640	427,220	309,362

CASH, END OF PERIOD	234,035	$ 258,224	234,035	$ 258,224

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY, INC.

Notes to Consolidated Financial Statements

(Unaudited, Prepared by Management)

For The Nine Month Period Ended March 31, 2005

1.

Going concern:

InNxus Biotechnology Inc. (“IBI” or the “Company”) is incorporated under the laws of British Columbia.  On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination (note 3).  The Company is a biotechnology company focused on the development of the next generation of monoclonal antibodies termed “SuperAntibodies”.  SuperAntibody Technology (“SAT”) seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies.  The Company is a development stage enterprise and commercial operations have not yet commenced.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.  At March 31, 2005 the Company has a deficit accumulated during development stage of $3,617,876.  In addition, the Company has working capital of $100,204, which is not sufficient for the Company to meet its planned business objectives.  To March 31, 2005 InNexus has financed its cash requirements primarily from equity financings and by way of loans from, and share issuances to, directors and other related parties.  The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time.  Although the Company has been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies.  These financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  They include the accounts of the Company and its subsidiaries InNexus, Inc. (“InNexus”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”), a Barbados corporation, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned.  All material intercompany transactions and balances have been eliminated on consolidation.

Effective June 27, 2003, Cusil, directly or with its wholly-owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of InNexus (note 3).  As the shareholders of InNexus obtained control of the Company through the exchange of their shares of InNexus for shares of the Company, the acquisition of InNexus has been accounted for in these financial statements as a reverse takeover.  Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus, the legal subsidiary, for the three month periods ended March 31, 2005 and 2004.

(b)

Equipment:

Equipment is recorded at cost and amortization is provided on a declining-balance basis at the following rates commencing from the time the equipment is put in use:

Computer equipment

30% per annum

Lab equipment

20% per annum

Leasehold improvements

20% per annum

 (c)

Technology rights:

Research costs are charged as an expense in the period in which they are incurred.  Development costs are charged as an expense in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization.

Once the Company believes a development project meets the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold.  At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives.  The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values.  The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(d)

Stock-based compensation:

The Company has a stock option plan which is described in note 9(e).

Effective July 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (the “CICA”) new handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, are accounted for using the fair value based method.  No compensation cost is required to be recorded for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method.  The adoption of this new standard has resulted in no changes to amounts previously reported.

Effective July 1, 2003, the Company prospectively adopted the revised guidance of CICA handbook section 3870, which requires that the compensation cost for all stock-based awards be recorded at fair value and be recognized over the period in which the related services are rendered (note 3(a)).

 (e)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(f)

Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period after giving effect to the reverse takeover (note 4) in which the number of shares outstanding for the period from the beginning of the fiscal year to June 27, 2003 is deemed to be the number of shares issued by Cusil to the shareholders of InNexus.  Basic loss per share for the comparative periods is computed by dividing the earnings of InNexus by the number of shares of Cusil issued in the reverse takeover.  The Company calculates diluted loss per share using the treasury stock method.  In the Company’s case, however, diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

(g)

Foreign currency translation:

Transactions and account balances originally stated in currencies other than the Canadian dollar have been translated into Canadian dollars as follows:

*

Revenue and expense items at the rate of exchange in effect on the dates they occur.

*

Non-monetary assets and liabilities at the rate of exchange in effect on the dates the assets were acquired or the liabilities were incurred.

*

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in operations in the period in which they occur.

(h)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights and useful lives for amortization.  Actual results may differ from those estimates.

(i)

Comparative figures:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current period.

(j)

Long-term investments:

Investments are carried at cost, less a provision for decline in value that is other than temporary.

3.

Change in accounting policies:

(a)

Stock-based compensation:

Effective July 1, 2003, the Company adopted the revised recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  Under this pronouncement, the Company has chosen to prospectively adopt the fair value method of accounting for all employee and non-employee stock-based compensation granted, modified or settled on or after July 1, 2003.  No retroactive restatement is required and adoption of the recommendation has no effect on the prior period financial statements.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically remeasured during the vesting period as the options are earned.  Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.

(b)

Impairment of long-lived assets:

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of Long-Lived Assets.  Under this standard, long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that its carrying value may not be recoverable.  When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the assets’ fair value, an impairment loss is recorded for the excess of carrying value over fair value.  Adoption of this standard did not impact the Company’s financial position or results of operations.

4.

Business combination:

Effective June 27, 2003, Cusil acquired all of the outstanding common shares of InNexus by the issuance of 3,830,000 common shares of Cusil and 3,750,000 exchangeable preferred shares of IEC (note 9(c)).  An additional 500,000 common shares of Cusil were issued to an unrelated party as a finders’ fee.  Since the former shareholders of InNexus acquired control of the Company through the share exchange, this transaction has been accounted for under the purchase method of accounting as a reverse takeover.  Under reverse takeover accounting, InNexus is considered to have acquired Cusil.

For accounting purposes, the Company is considered to be a continuation of InNexus, the legal subsidiary, except with regard to the authorized and issued share capital, which is that of IBI, the legal parent company.  As the continuing entity is deemed to be InNexus, share capital of IBI has been reduced by $1,341,126 to the share capital and additional paid-in capital of InNexus.

5.

Investments:

On August 18, 2003 the Company announced that it had granted a license to Protokinetix, Inc. (“OTCBB: PKTX) of Vancouver, B.C for the use of SAT with up to 3 antibodies. The agreement with ProtoKinetix involved the issuance to the Company of 1.6 Million restricted shares of ProtoKinetix, which were received during the period and recorded as licensing revenue.  These shares are restricted from trading under SEC Rule 144 until October, 2004 and have been valued at the trading price of the shares of PKTX at the time of the announcement, being US$0.12 per share, for a total of C$266,667.  The quoted market value of PKTX on the OTC Bulletin Board on March 31, 2005 was US$0.50 per share; there can be no assurance that the Company will be able to realize this value at such time as these shares are eligible for resale.

6.	Equipment and leasehold improvements:

	March 31, 2005	Cost	Accumulated Amortization	Net Book Value

	Laboratory Equipment	$ 143,738	$9,537	$$134,201
	Leasehold improvements	44,656	2,233	42,423
	Computer hardware and software	19,796	6,604	13,192

		$ 208,190	$ 18,374	$ 189,816
7.	Technology rights:

			2005	2004

	SAT rights (note 7(a))		$254,076	$254,076
	1F7 rights (note 7(b))		10,000	10,000
	Additional antibodies (note 7(c))		312,482	-
			576,558	264,076

	Accumulated amortization		(128,884)	(39,612)
			$447,674	$224,464

 (a)

SAT rights:

Subsequent to completion of Cusil’s transaction with InNexus (note 4), the Company acquired all intellectual property and patent rights related to the SAT held by ImmPheron Inc. ("lmmPheron") in exchange for the issuance of 2,500,000 exchangeable preferred shares of IEC (note 9(c)) and US$170,000, payable over a three and one-half year period, the Canadian dollar equivalent of which consideration at the date of the acquisition was $254,075.  InNexus had previously acquired certain SAT rights from ImmPheron under the terms of a June 19, 2001 development agreement with ImmPheron, but assigned a nominal amount to those rights as they were earned by incurring research and development expenditures.  In February 2002, InNexus entered into an agreement to acquire ImmPheron's remaining SAT rights, subject to completion of the transaction with Cusil (note 4).  On June 30, 2003, the Company paid US$50,000 and has agreed to pay US$20,000 every six months thereafter for a total of 36 months, which was accrued in these financial statements.  In addition, the Company agrees to incur a minimum of US$475,000 research and development of SAT over a three year period.

7.

Technology rights (continued):

(a)

SAT rights:

To March 31, 2005, the Company has incurred a total of $1,556,379 of research consulting fees on SAT.  The Company is unable to determine when significant positive cash flow from SAT will commence.

(b)

1F7 rights:

On behalf of InNexus, Cusil paid Immune Network Ltd. ("Immune"), a Canadian public biotechnology company, a total of $10,000 in June 2002 in connection with the acquisition of an exclusive worldwide sub-license from Immune for all the intellectual property rights to the monoclonal antibody 1F7 (currently held by Immune under license from the Sydney Kimmel Cancer Center in San Diego, California) to be used in conjunction with the SAT technology held by the Company.  Under the terms of the sub-license agreement, InNexus agrees to pay royalties of between 3% and 6% on certain licensed products.   To March 31, 2005, the Company has incurred a total of $91,500 of research consulting fees on 1F7.

In July 2003, the Company notified Immune that Immune is in breach of the sub-license agreement dated June 7, 2002.  Until such time that Immune provides sufficient evidence that it has remedied the material deficiencies identified by the Company, the Company does not plan to do any further work on the creation of a SuperAntibody form of 1F7.  Notwithstanding this breach, the Company does not believe there has been a material impairment in the value of its 1F7 rights.

(c)

Additional Antibodies for use with SAT:

In October, 2004 the Company acquired specific antibodies for the treatment of Coronary Heart Disease and Chronic Viral Diseases from ImmPheron.  Consideration for the acquisition of all right title and interest in these antibodies was comprised of the issuance to ImmPheron of 500,000 Exchangeable Preferred shares of InNexus (of which 250,000 have been issued and 250,000 are to be issued in April, 2005), the payment of $50,000 USD (which has been paid) a royalty of 3% on net sales of any products developed by InNexus using the antibodies and payment of 10% of all consideration received by InNexus from third party licensees of SuperAntibody versions of the antibodies.

8.

Due to related parties:

The amounts due to related parties consist of loans and other amounts payable to directors and former shareholders of InNexus.  The amounts payable are unsecured, non-interest bearing, and due on demand.

During the three month period ended March 31, 2005, InNexus was charged a total of $40,500 (2004 - $35,841) for consulting fees by two related parties and $15,000 (2004 – $15,000) of management fees from a related party.

9.

Share capital:

(a)

Authorized:

100,000,000 common shares without par value

(b)

Issued and outstanding:

Number

of shares

Amount

Balance at March 31, 2004

17,009,373

$     2,121,200

Issued upon exercise of stock options

385,000

96,250

Issued upon exercise of share purchase warrants

1,746,784

524,096

Balance, June 30, 2004

19,141,157

$

2,741,546

Issued pursuant to private placement, net of issuance
costs

2,600,000

1,064,326

Issued upon exercise of stock options

185,000

46,250

Issued upon exercise of share purchase warrants

   505,082

131,771

Balance, March 31, 2005

22,431,239

$

3,983,893

As at March 31, 2005, a total of 4,173,964 of the issued common shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 72 months following the business combination with InNexus in equal tranches of 5%, at six month intervals for a period of 24 months, and thereafter in equal tranches of 10%, at six month intervals for a period of 48 months.

As at March 31, 2005, a total of 6,667,188 shares have been allocated for issuance upon the conversion of exchangeable preferred shares of IEC (note 9(c)).

The Company completed a private placement in November, 2004 of 2,090,000 common shares at $0.45 per share.  In conjunction with this placement, the Company paid finder’s fees of $71,460 and granted a non-transferable option to acquire 193,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.

In March 2005 the Company completed a further private placement of 510,000 common shares.  In conjunction with this placement, the Company paid finder’s fees of $18,360 and granted a non-transferable option to acquire 51,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.

(c)

Exchangeable preferred shares:

	Number of shares	Amount
Issue pursuant to:
Business combination with InNexus (note 4)	3,750,000	$109,682
Acquisition of SAT rights from ImmPheron (note 7(a))	2,500,000	25,000
Related party debt settlement	167,188	83,594

Balance March 31, 2004 and June 30, 2004	6,417,188	$218,276

Acquisition of antibody rights from ImmPheron (note 7(c))	250,000	125,000

Balance March 31, 2005	6,667,188	$343,276

The exchangeable preferred shares were issued by IEC and are convertible, at the option of the holder, into an equal number of common shares of the Company.

At March 31, 2005, 82% of the exchangeable preferred shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 36 months following the business combination with InNexus in equal tranches of 15%, at six month intervals.

(d)

Warrants:

In conjunction with a Short Form Offering completed in June, 2003 the Company issued 759,000 agent’s warrants and 50,000 common shares for corporate finance and sponsorship fees.  The agent’s warrants are exercisable to purchase one common share of the Company at a price of $0.25 per share until expiry on June 27, 2005.  At March 31, 2005, there were 130,114  agent’s warrants outstanding.

In January 2004, the Company completed a non-brokered private placement of 2,800,000 units at $0.21 per unit for gross proceeds of $588,000.  Each unit consisted of one common share of the Company and one non-transferable common share purchase warrant exercisable to purchase an additional common share of the Company at a price of $0.27 per share until expiry on January 14, 2006.  At March 31, 2005 there were 2,505,000 warrants outstanding.

In November, 2004 the Company completed a private placement of 2,090,000 common shares at $0.45 per share.  In conjunction with this placement, the Company granted a non-transferable finders warrant to acquire 193,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.   All of these warrants were outstanding at March 31, 2005.

(d)

Warrants (continued):

In September 2004 the Company engaged Brean Murray and Co., Inc of New York, NY to act as its corporate finance advisor and investment banker in the United States.  The term of the engagement is for three years from the latter of regulatory approval and cross-listing of the Company’s shares on the OTC Bulletin Board (the “Effective Date”).  On the Effective Date of January 26, 2005 the Company issued to the advisor share purchase warrants to acquire 150,000 shares at $0.67 per share until January 26, 2007 and 150,000 share purchase warrants exercisable at $1.34 until January 26, 2007.  Should the Company graduate from Tier 2 of the TSX Venture Exchange to Tier 1 prior to their expiry on January 26, 2007 then the expiry date of both of these warrants will be extended until January 26, 2010.   All of these warrants were outstanding as of March 31, 2005.

In March 2005 the Company completed a further private placement of 510,000 common shares.  In conjunction with this placement, the Company paid finder’s fees of $18,360 and granted a non-transferable finders warrant to acquire 51,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.  All of these warrants were outstanding at March 31, 2005.

(e)

Stock options:

In connection with the business combination with InNexus, the Company granted stock options to non-employees to acquire up to an aggregate of 290,000 common shares at $0.25 per share and to directors and employees to acquire up to an aggregate of 1,085,000 common shares at $0.25 per share.  These options were granted pursuant to the Company’s incentive share option plan (the “Plan”) that allows it to grant options to its employees, officers, directors and consultants.   Under an amended Plan approved by the shareholders at an annual general meeting held on December 1, 2004, the company may reserve up to 10% of its issued and outstanding shares for issuance under the Amended Stock Option Plan.

Under the terms of the Plan, the exercise price of each option is determined by the Board of Directors at the time each option is granted, which shall in all cases be not less than the discounted market price of the common shares covered by such option at the date of grant.  Options have a maximum term of ten years and terminate thirty days following the date on which the optionee ceases to be employed by or an officer or director of the Company, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

Expiry date	Exercise price	March 31, 2004	Granted	Exercised	Expired / cancelled	March 31, 2005

June 27, 2005	0.25	1,140,000	-	(250,000)	-	890,000
September 2, 2005	0.25	55,000	-	-	-	55,000
December 11, 2005	0.25	270,000	-	(185,000)	-	85,000
March 25, 2006	0.35	80,000	-	-	-	80,000
April 15, 2006	0.45	-	100,000	-	-	100,000
May 27, 2006	0.41	-	150,000	-	-	150,000
August 17, 2006	0.26	-	100,000	-	-	100,000
December 16, 2006	0.55	-	550,000	-	(300,000)	250,000
		1,545,000	900,000	(670,000)	(300,000)	1,710,000

Weighted average exercise price		$ 0.25	$ 0.48	$ 0.25	0.55	$ 0.36

At March 31, 2005, a total of 1,522,500 of the outstanding options were exercisable.

(e)

Stock Options (continued):

During the nine month period ended March 31, 2005, there were 650,000 options granted to employees and non-employees.  The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2005

2004

Dividend yield

0.0%

0.0%

Expected volatility

70.14%

  231%

Risk-free interest rate

3.05%

3.07%

Expected average option term

2 years

1.25 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.

Financial instruments:

As at March 31, 2005 and June 30, 2004, in all material respects, the carrying amounts for the Company’s cash, GST receivable and accounts payable and accrued liabilities approximate fair value due to the short term nature of these instruments.  The Company is unable to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of those obligations and the lack of a ready market for such financial instruments.

11.

Committments:

The Company has guaranteed a lease for ImmPheron, Inc. on laboratory space in the Kentucky Technology Center in Lexington, Kentucky.   This lease is for a term of five years with the following rent structure:

a)

monthly rent of US$2,513.75 for the first year;

b)

monthly rent of US$3,351.66 for the second year; and

c)

monthly rent of US$ 4,189.58 for the third, fourth and fifth years.

After the third year, the lease can be terminated on 90 day written notice and payment to the Kentucky Technology Centre of the non-depreciated costs for leasehold improvements they have incurred on behalf of ImmPheron.

11.

Subsequent events:

In April 2005 the Company disposed of its investment in Protokinetix, Inc. (“OTCBB: PKTX), comprised of 1.6 Million restricted shares of ProtoKinetix, for cash proceeds of US$250,000.   This resulted in a gain on the sale of this investment of $47,128 that will be recognized during the fourth quarter of fiscal 2005.

INNEXUS BIOTECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For The Three Month Period Ended March 31, 2005

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the three-month period March 31, 2005.  All dollar amounts are expressed in Canadian funds unless otherwise stated.  This discussion is based on information available as at May 30, 2005.

Overview

On June 27, 2003, Cusil Venture Corporation (“Cusil”) secured regulatory approval for the acquisition of all the issued and outstanding shares of InNexus, Inc. (“InNexus”) of Seattle, Washington and completed the acquisition on June 27, 2003.  On closing, InNexus became a wholly-owned subsidiary of Cusil and Cusil changed its name to InNexus Biotechnology Inc. (the “Company”).  This transaction has been accounted for as a reverse-takeover (“RTO”).

About InNexus, Inc.

InNexus is a antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which respectively improve the potency of existing antibody products and create a novel class of antibody based drugs which can penetrate into cells.  Both product platforms utilize unique, novel and patented methods and technologies allowing InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics to create new markets within multiple disease areas.

SuperAntibody™ (“SAT”) is the next-generation technology platform for monoclonal antibodies, able to increase their strength of binding and allow them to cross-link their target antigen. This can result in triggering "apoptosis" or cell suicide or the enhancement of complement-dependent or effector cell killing of pathogens, viruses or tumour cells. The technology platform can also be used to confer novel properties to antibodies such as the ability to penetrate cells and bind to intracellular targets such as virus components (before assembly), and can allow antibodies to be converted into vaccines.

Utilizing the TransMAb™ technology platform, newly enhanced TransMab™ antibodies will be able to enter inside cells to either turn on or turn off the apoptotic process, leading to the creation of new, useful and never before seen medications in areas as stroke and cancer.”

Apoptosis is the normal biochemical process in cells which triggers the eventual death of a cell, a process required for the body to grow and become fully formed. Defective apoptotic processes have been implicated in a wide variety of diseases, sometimes causing premature cell-loss disorders, such as in the case of stroke and heart attack.  Additionally, it is thought some forms of cancer may result when apoptosis is somehow interrupted, allowing cells to grow unchecked, resulting in a cancerous tumour.

The Company’s business development strategy is focused on marketing SAT and TransMab to the biotechnology and pharmaceutical community for the purpose of entering into licensing agreements whereby the Company will be paid a licensing fee for the use of its technology and will provide ongoing technical support, on a contract basis, during development of products using SAT or TransMab and any subsequent clinical trials.  Should a product be brought to market that utilizes SAT or TransMab, the licensing agreement will provide for the Company to be paid an ongoing royalty on gross sales

Industry sources estimate that there are currently 260 biotechnology companies worldwide involved in the development of at least 700 antibody-based products. Approximately 220 of these products were in clinical trials.  The worldwide market for antibodies for Therapeutic and Diagnostic Imaging applications was estimated at $7 Billion in 2004, and is forecast to grow to almost $15 Billion by 2007.  According to the Pharmaceutical Research and Manufacturers of America, monoclonal antibody products represented approximately 27% of all biotechnology products in development by its members.

The appeal of the technology platform to potential corporate partners is manifold, including the ability to:

a)

convert existing, not product grade, antibodies into ones with product potential (this probably represents the largest potential use of the technology platform with thousands of such antibody candidates)

b)

increase potency and thus profitability as well as to extend patent life of FDA-approved products (there are currently 33 approved and pending antibody products with combined market potential of billions of dollars; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage)

c)

achieve an “end around” existing patents on antibody diagnostic and therapeutics (each antibody developed with the SAT platform likely represents a new, patentable invention; this allows partners and InNexus to pursue products and markets in which there are already established competitors)

d)

create new uses and large new markets for antibody products which did not previously  exist (this includes the use of cell-penetrating antibodies which can bind to intracellular targets and antibody-based vaccines).

Registration Statement Filed on Form 20-F

On September 15, 2004 the Company’s Registration Statement on Form 20-F became effective with the U.S. Securities and Exchange Commission (“SEC”) and can be viewed at www.sec.gov.

Filing of an effective Registration Statement with the SEC is required to register the Company’s shares for secondary trading in the United States.  In January, 2005 the shares of the Company were listed on the NASD OTC Bulletin Board in the U.S. under the symbol “IXSBF”.

Acquisition of Rights for Antibodies to use with SAT

On September 20, 2004 the Company announced an agreement to acquire specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron.  The antibodies are in the late preclinical stage of development and have demonstrated efficacy in highly relevant animal models of human disease.  The Company believes that these antibodies are ideal candidates for potency enhancement and potential commercialization using SAT.  The acquisition of these antibodies will expand the Company’s activities to include the application of SAT to development of its own product candidates for eventual licensing to pharmaceutical partners.

The companies have filed for intellectual property protection and will develop a SuperAntibody version of an antibody, the S(T15) SuperAntibody, with the ability to reduce plaque formation which causes narrowing of the arteries and the occurrence of Coronary Heart Disease (“CHD”).

A major factor of CHD is the build-up of plaque.  When the coronary arteries become narrowed or clogged by fat and cholesterol deposits, the heart is starved of needed blood supply.  Recent studies show the number of total prevalent cases of CHD will be approximately 217 million in 2012.  The market for CHD products is expected to reach $15 billion in 2007, growing to $23 billion in 2012.  Current treatment is based on the use of statins, which lower cholesterol levels and represent over $10 billion in annual sales.  Statins have demonstrated only a 1% reduction of plaque in arteries.  Recently Atherogenics Inc. (NASDAQ: AGIX) announced a novel anti-inflammatory agent that they claim demonstrated a 3.8% reduction in plaque in clinical studies.

Though cholesterol levels are important, the primary causative agent of plaque is an oxidized form of low density lipoprotein (oxLDL). This molecule is targeted by S(T15). This therapeutic approach and distinctive mechanism of action of the S(T15) SuperAntibody has been demonstrated in animal models to reduce plaque by 20-25%.  There is no guarantee that such results will translate into clinical efficacy, though the same animal model used for evaluation has been used for evaluation of other anti-plaque drugs.

InNexus will also acquire further rights to the underlying intellectual property for the monoclonal antibody 1F7, targeted to the treatment of chronic viral diseases.  1F7, an anti-idiotype monoclonal antibody, has over 10 years of research and demonstrated efficacy in primates for the treatment of AIDS, a chronic viral disease.  In addition, the antibody identifies an immune response in patients with Hepatitis C, which collaborates with and allows perpetuation of such chronic viral diseases.  Our studies indicate that the only practical way of creating a therapeutic from the antibody is through the creation of a SuperAntibody form; the underlying intellectual property, owned by ImmPheron, on the protein and protein-encoding sequence for the antibody is a necessary precursor for “humanization” prior to creation of the SuperAntibody form.

Consideration for the acquisition of all right title and interest in these antibodies is comprised of the issuance to ImmPheron, in stages, of 500,000 exchangeable preferred shares of InNexus, with each exchangeable preferred share convertible into one common share of the Company at the option of the holder, the payment of $50,000 USD (which has been paid), a royalty of 3% on net sales of any products developed by InNexus using the antibodies and payment of 10% of all consideration received by InNexus from third party licensees of SuperAntibody versions of the antibodies.  At closing, the Company issued 250,000 exchangeable preferred shares with the remaining 250,000 exchangeable preferred shares to be issued in April, 2005.

Brean Murray engaged for corporate finance and investment banking services in the U.S.

On September 29, 2004 the Company announced that it had engaged Brean Murray & Co., Inc. as its non-exclusive corporate finance advisor and investment banker in the United States.

Brean Murray will be working with the Company to develop a program to introduce the Company to institutional investors, provide general financial advice to the Company and undertake specific investment banking transaction(s) and/or advisory assignments that may include public or private offerings of debt or equity securities, or mergers and acquisitions.

The terms of this engagement will be for a period of three years and be effective on the latter of TSX Venture Exchange approval or the cross-listing of the Company’s shares on the NASD OTC Bulletin Board.   On the effective date, the Company issued to Brean Murray a warrant to acquire 150,000 shares of the Company’s common stock at an exercise price of $0.67 and a warrant to acquire 150,000 shares of the Company’s common stock at an exercise price of $1.34 until January 26, 2007.  Should InNexus graduate from Tier 2 of the TSX Venture Exchange to Tier 1 prior to the expiry of these warrants on January 26, 2007 then the expiry date of both of these warrants will be extended until January 26, 2010.

Brean Murray & Co., Inc. is a 31 year old boutique investment bank with offices in New York and San Francisco.  They are a member firm of the New York Stock Exchange, providing institutional research, investment banking services, institutional sales and trading and asset management for high net worth individuals.

Private Placement

On March 18, 2005 the Company closed the remaining 510,000 shares at $0.45 per share of a non-brokered private placement announced in October, 2004.  In conjunction with this placement, the Company paid finders fees of $18,360 along with the granting of an option to Williams de Broë PLC of London, UK of a non-transferable option to acquire up to 51,000 common shares of the Company at a price of $0.45 per share for a period of two years from the closing of the offering.  Williams de Broë, a subsidiary of the ING Group of Holland, is one of the longest established brokerage firms in the City of London and a Member of the London Stock Exchange.

InNexus and Epitomics enter into a Co-Development Agreement for Therapeutic TransMab Antibodies

In January, 2005 the Company announced that it has entered into a co-development arrangement for its TransMab Antibody Technology with Epitomics Inc. of Burlingame California.

Under the terms of the agreement, Epitomics will supply humanized antibodies for certain intracellular targets that have been identified by the parties.  InNexus will then modify these antibodies for intracellular delivery using its TransMab Technology.  The companies plan to then jointly move the lead therapeutic candidate(s) through clinical trials phase II, before licensing to a commercialization partner.  The co-development agreement calls for InNexus and Epitomics to jointly develop therapeutic, diagnostic and life science products.

The first of three high affinity anti-apoptosis monoclonal antibodies was received from Epitomics, Inc. in March, 2005. Utilizing the TransMAb™ technology platform, it is intended that the newly enhanced TransMab antibodies will be able to enter inside cells to either turn on or turn off the apoptotic process, leading to the creation of new, useful and never before seen medications in areas as stroke and cancer.

InNexus expands its R&D Facilities in Kentucky

In March, 2005 the Company announced the extension and expansion of its research and development program for SuperAntibody Technology (SAT) by expanding its R&D facilities within the Kentucky Technology Center on the Coldstream Research Campus in Lexington, Kentucky.  This modern laboratory facility includes equipment for fluorescence flow cytometry analysis (FACS), ELISA, a full protein chemistry lab, cell culturing and other infrastructure.

The expansion is being made to accommodate more partnerships, expanded R&D activities, and scale-up of its product development program to advance development of InNexus’ leading drug candidate, SuperAntibody™ T15, a treatment for reduction of plaque in coronary artery disease.

The University of Kentucky operates the Coldstream Research Campus as a “mini-campus” which consists of 27 acres, and was established as a center for new technology-based companies. The Research Campus currently  consists  of a complex of six buildings and, when completed, will have an additional seventh multi-tenant building with a total of nearly 110,000 square feet of laboratory and office space. The current campus tenants include a variety of engineering and life science companies.

Dr. Sybille Muller appointed Director of InNexus

On March 3oth, 2005 the Company announced that Dr. Sybille Muller of Lexington, Kentucky has been appointed to the Board of Directors, effective immediately.

Dr Sybille Muller is currently Vice President of Immpheron, Inc., contributing to the development of InNexus’s SuperAntibody Technology.  Dr. Muller and ImmPheron conduct research on behalf of InNexus on therapeutic and diagnostic applications  of the SuperAntibody Technology Platform and head up InNexus’s Corporate Partnering program.  Dr. Muller is headquartered in InNexus/ImmPheron’s new state-of-the-art laboratory facility located on the University of Kentucky Coldstream Research Campus.

Dr Muller received her Masters and Ph.D. degree in Cell Biology at the Free University of Berlin in West Germany.   She has held tenured positions at the Robert Koch-Institute in Berlin and at the Roswell Park Memorial Institute in Buffalo, New York.  She was a leading scientist at IDEC Pharmaceuticals (now BioGen IDEC) and held a staff position at the Sidney Kimmel Cancer Center in San Diego, California where she is credited as the inventor of the monoclonal antibody 1F7 for treatment of HIV.

From 1993 to 1996 Dr. Muller served as an Associate Professor in the Dept. of Medicine of the University of Kentucky, leaving to join ImmPheron in 1996.  Dr. Muller has published approximately 65 peer reviewed research articles in the fields of Molecular Biology, Plant Physiology, and Immunology.

InNexus Teams with Mayo Clinic to Develop Antibodies

On May 17, 2005 InNexus announced a multi-year collaborative research agreement with the Mayo Clinic in Scottsdale, Arizona aimed at advancing the leading science of monoclonal antibody development, and for the creation of promising new medicines for cancer, cardiovascular disease and other difficult-to-treat diseases.

“The mission of our collaboration is to develop new therapies and we believe that combining forces with an outstanding institution such as Mayo Clinic will help to continue InNexus’ innovative work in developing SuperAntibodies™," said Dr. Charles Morgan, President & Chief Executive Officer of InNexus. "We hope to generate an accelerated stream of novel products that will provide clinicians with new, more comprehensive treatment choices."

The initial objective of the Mayo-InNexus collaboration will be to synergize the strength of both organizations while concentrating on creation of new antibody-based therapies.

As one of the premier academic medical centers in the Southwest, Mayo Clinic in Scottsdale focuses on providing multidisciplinary specialty and surgical care in more than 66 disciplines. In 2002, the National Cancer Institute extended Mayo Clinic's designation as a comprehensive cancer center to include Mayo Clinic's facilities in Scottsdale, Ariz. and Jacksonville, Fla., placing it among only 41 cancer centers in the U.S. to have this advanced designation.  For more information about Mayo Clinic in Scottsdale, visit their Web site at www.mayoclinic.org/scottsdale/.

Results of Operations

During the three month period ended March 31, 2005, the Company incurred a loss of $463,903 as compared to a loss of $279,159 for the three-month period March 31, 2004.  The significant changes during the current fiscal period compared to the three-month period March 31, 2004 are as follows:

During the three-month period ended March 31, 2005 the Company received interest income of $3,029 compared with interest income of only $478 received during the prior fiscal period.

The Company incurred amortization expense of $39,732 during the three-month period ended March 31, 2005 for amortization of technology rights ($28,828) lab equipment ($7,187), office equipment ($1,485) and leasehold improvements ($2,232) for new laboratory facilities established in Lexington, Kentucky during the period.  Amortization expense for technology rights of $13,204 and $321 for office equipment was recorded during the three month period ended March 31, 2004

Consulting fees increased to $136,310 during the three-month period ended March 31, 2005 as a result of increased staff levels for business development and investor relations activities.  This compares to consulting fees of $78,879 incurred during the same period a year prior.

During the three-month period ended March 31, 2005 the Company incurred legal and accounting fees of $24,370, which included additional accounting and legal fees incurred for preparation of the Company’s Annual Report on Form 20-F that the Company filed with the SEC in December, 2004.  This compares to legal and accounting expenses incurred during the same period a year prior of $8,039, primarily for audit fees.

During the three-month period ended March 31, 2005, office and administration expenses increased to $19,429 from the $10,139 incurred during the same period a year prior due to increased costs and staff levels for business development and shareholder communications.

Research consulting fees of $20,250 incurred to a related party during the three-month period ended March 31, 2005 were relatively unchanged from the $19,912 paid for these research services during the same period a year prior.   During  the three-month period ended March 31, 2005 research consulting fees of $101,687 were paid to ImmPheron and a total of $7,327 was paid to others, primarily for work on patent filings.  This compares to $82,137 paid to ImmPheron and $8,668 paid to others for outside consulting work during the three-month period ended March 31, 2004.  The increase in the amount paid to ImmPheron during the current fiscal period was due to increase staff levels and costs at ImmPheron’s new laboratory facility in Kentucky.

There was no stock-based compensation expense recorded during the three-month period ended March 31, 2005 as there were no options granted to employees and consultants during the period.  This compares to stock-based compensation expense of $13,242 incurred for options granted during the same fiscal period in 2004.

Telephone expense of $10,061 incurred during the current period was increased from the $3,154 incurred during the three-month period ended March 31, 2004 due to increased levels of activity for business development and shareholder communications.

Transfer agent and filing fees of $2,828 incurred during the three month period ended March 31, 2005 were reduced from the $5,077 incurred during the same period a year due to a reduction in filing fees paid to the TSX Venture Exchange during the current period.

Travel expenses of $82,872 were incurred during the three-month period ended March 31, 2005 as compared to travel expenses of $18,544 being paid during the same period a year prior.  This was due to increased levels of business development activity during the current period, including attendance at biotechnology conferences in New York and London.

Summary of Quarterly Results

	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03
Revenue	3,029	297	387	142	478	44	267,250	Nil
Net Earnings (Loss) ($)(1)	(463,603)	(526,154)	(349,282)	(409,519)	(279,159)	(354,462)	117,227	(145,923)
Per Share ($)(1)	(0.021)	(0.025)	(0.018)	(0.026)	(0.017)	(0.026)	0.009	(0.022)

(1) Net earnings (loss) in total and on a per share basis is the same as net earning (loss) before extraordinary items.

During the fourth quarter of fiscal 2003, expenses increased over the prior quarter due to costs involved in the closing of the RTO during that period and stock-based compensation expense of $21,955 incurred with respect to stock options granted to non-employee consultants on completion of the RTO.

During the first quarter of fiscal 2004 (the three-month period ended September 30, 2003), the Company received licensing revenue of $266,667 that enabled the Company to achieve an operating profit for the first quarter of $117,227.  During the following fiscal quarters, the Company increased research and development expenditures on SAT and marketing of the technology, as well as incurring additional public company-related expenses.  During the second quarter of fiscal 2004 (the three month period ended December 31, 2003) the Company incurred a non-cash charge for stock based compensation expense of $53,041 as a result of stock options granted during the period which contributed to a loss for the period of $354,462.  During the third quarter of fiscal 2004, stock based compensation expense was only $13,242 and the loss for the period was reduced to $279,159.    During the fourth quarter of fiscal 2004, the loss increased to $409,519 as result of increased expenditures during the quarter for travel ($43,704), office and administration ($26,414) legal and accounting ($47,723)  stock-based compensation ($27,912) and research consulting fees paid to ImmPheron ($105,230) and others for patent work ($17,734).

The decrease in the loss for the first quarter of fiscal 2005 ((the three-month period ended September 30, 2004) to $349,282 from the $409,519 incurred during the fourth quarter of fiscal 2004 was as result of reduced expenditures during the quarter for travel ($35,608), office and administration ($22,175), legal and accounting ($31,503), stock-based compensation ($17,740) and research consulting fees paid to ImmPheron ($97,299) and others ($8,145).   During the second quarter of fiscal 2005, the loss increased to $526,154 primarily as a result of an increase in amortization expense to $36,696 due to the acquisition of additional technology rights during the period, an increase in consulting fees during the period to $99,360 for increased staff levels and an increase in stock-based compensation expense, a non-cash expense, to $120,667 due to options granted during the period to consultants and employees.

The loss during the third quarter of fiscal 2005 decreased to $463,603 due primarily to the elimination of stock-based compensation expense as no options were granted during the period.  This compares to a stock-based compensation expense of $120,667 incurred during the second quarter of fiscal 2005.

Liquidity and Capital Resources

At March 31, 2005, the Company had working capital of $100,204 as compared to working capital of $351,518 at June 30, 2004.  Current assets at March 31, 2005 were comprised of cash on hand of $234,035 and accounts receivable and prepaid expense of $44,058, with current assets at June 30, 2004 comprised of cash of $427,220 and accounts receivable and prepaid expenses of $62,468.

Current liabilities on March 31, 2005 included accounts payable and accrued liabilities of $7,153 and the current portion of the amount due to ImmPheron (for the acquisition of SAT and the additional antibodies acquired during the period) of $178,900, offset by amounts due from related parties of $8,164 for expense advances.  Current liabilities at June 30, 2004 were comprised of accounts payable and accrued liabilities of $62,634, amounts due to related parties of $21,636 and the current portion of the amount due to ImmPheron (for the acquisition of SAT) of $53,900.

Included in liabilities of the Company at both March 31, 2005 and June 30, 2004 is the non-current portion of the amount due to ImmPheron for the acquisition of SAT of $53,820 at June 30, 2004, which was reduced to $26,870 on March 31, 2005.

Cash decreased by $430,914 during the three-month period ended March 31, 2005 compared to a decrease of $146,416 during the three-month period ended March 31, 2004.  The decrease in cash in 2005 was the result of negative cash flow from operations of $446,382, expenditures for the acquisition of equipment and leasehold improvements of $164,890 and reductions in the amounts due related parties of $12,669, offset by funds received from the issue of shares of $211,027.  The decrease in cash during the three-month period ended March 31, 2004 was the result of negative cash flow from operations of $302,927, acquisition of equipment for $3,886, repayments to related parties of $66,796, payment of amounts due to ImmPheron of $26,950 and reductions in advances on a private placement of $405,300, offset by funds received from the issuance of shares for cash of $659,443.

In March, 2005 the Company closed a private placement of 510,000 shares at $0.45 per share for net proceeds to the Company, after fees, of approximately $204,877.

In April, 2005 the company disposed of the 1.6 Million restricted shares it held in Protokinetix, Inc. for cash proceeds of US$250,000 (approximately C$313,794).  This resulted in a gain on the sale of this investment of approximately C$47,128 and will enable the Company to fund its operations, at the current level of expenditure, until the first quarter of the fiscal year ending June 30, 2006, at which time it will be required to raise additional capital in order to maintain its operations.

Cash flow to date has not satisfied the Company’s operational requirements.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements. Future developments will depend on the Company’s ability to license its SAT technology or obtain financing through joint venturing of projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in its licensing efforts or in obtaining any additional equity financing.

Commitments

The Company has guaranteed a lease for ImmPheron, Inc. on laboratory space in the Kentucky Technology Center in Lexington, Kentucky.   This lease is for a term of five years with the following rent structure:

a)

monthly rent of US$2,513.75 for the first year;

b)

monthly rent of US$3,351.66 for the second year; and

c)

monthly rent of US$ 4,189.58 for the third, fourth and fifth years.

After the third year, the lease can be terminated on 90 day written notice and payment to the Kentucky Technology Centre of the non-depreciated costs for leasehold improvements they have incurred on behalf of ImmPheron.

Related Party Transactions

During three-month period ended March 31, 2005 the Company was charged a total of $20,250 in research and development consulting fees by the President of the Company, with $20,250 in consulting fees paid to a Vice-President of Business Development who is also a director of the Company.

A further $15,000 was paid to a private company controlled by another director and officer for the provision of management services during three-month period ended March 31, 2005.

In addition, consulting fees of $101,687 were paid during the current fiscal quarter to ImmPheron, Inc. for research and development conducted on behalf of the Company.   A director of the Company is also an officer of ImmPheron, Inc.

Contingencies

The Company is aware of no contingencies or pending legal proceedings as of May 30, 2005.

Investor Relations

During the period under review the Company continued to retain NVR Capital Corp. of Vancouver to oversee the Company’s investor relations program.

In March, 2005 the Company also retained the services of CEOcast Inc. of New York, NY to introduce the Company to the investment community in the United States. The services provided by CEOcast include arranging road shows with brokers, fund managers and high net-worth investors as well as distribution of the Company’s press releases to their active database of biotechnology investors.

The agreement with CEOcast is for a term of up to six-months at US$10,000 per month, plus reasonable out-of-pocket expenses, and is subject to acceptance for filing by the TSX Venture Exchange.

The agreement announced in December, 2004 with Karl Cahill of San Diego, CA for provision of investor relations services in the United States was not renewed after its expiry on March 1, 2005.  The incentive stock options granted to Mr. Cahill expired unexercised 30 days later, in accordance with the terms of his agreement.

During the three-month period ended March 31, 2005 the Company spent $11,205 on advertising and dissemination of news releases, and $3,755 for web site design and maintenance.  A further $41,300 was paid for investor relations services, with $15,375 paid for market-making services.

Changes in Accounting Policies

Effective July 1, 2003, the Company adopted the fair value method of accounting for all employee and non-employee stock-based compensation granted, modified or settled on or after July 1, 2003, in accordance with the revised recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  No retroactive restatement is required and adoption of the recommendation has no effect on the prior period financial statements.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically re-measured during the vesting period as the options are earned.  Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.

Also effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of Long-Lived Assets.  Under this standard, long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable.  When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the assets’ fair value, an impairment loss is recorded for the excess of carrying value over fair value.  Adoption of this standard did not impact the Company’s financial position or results of operations during the current fiscal period.

Equity Securities Issued and Outstanding

The Company had 22,431,239 common shares issued and outstanding as of May 30, 2005.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Alton Charles Morgan, President of INNEXUS BIOTECHNOLOGY, INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of InNexus Biotechnology, Inc. (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 31, 2005

“ALTON C. MORGAN”

ALTON CHARLES MORGAN

President

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stuart Rogers, Chief Financial Officer of INNEXUS BIOTECHNOLOGY, INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of InNexus Biotechnology, Inc. (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 31, 2005

“STUART ROGERS”

STUART ROGERS

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   May 31, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director